Filed by Unilever International Holdings N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: March 20, 2018

The following is a presentation made to trustees by Unilever N.V. and Unilever PLC on March 20, 2018:

 Project Spring STRICTLY CONFIDENTIAL Simplification – Trustee confidential briefing March 2018

Legal Disclosure This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, ‘anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group" or “Unilever”). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

Important Information about the Simplification (1 of 2) This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom. In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New N.V.”), New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V. New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION.

Important Information about the Simplification (2 of 2) Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the "EU Prospectus"), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Agenda Introduction to Simplification UK Scheme of Arrangement Dutch Merger Listings Ratings

Introduction to Simplification

What is the current Unilever Group structure? NV and PLC are the two listed parent companies of the Unilever Group Together with their group companies, NV and PLC operate as nearly as practicable as a single economic entity. This is achieved by special provisions in the articles of association of NV and PLC, together with a series of agreements between NV and PLC known as the Foundation Agreements (being the Equalisation Agreement, the Deed of Mutual Covenants and the Agreement for Mutual Guarantees of Borrowing) Each NV Ordinary Share represents the same underlying economic interest in the Unilever Group as each PLC Share. However, NV and PLC remain separate legal entities with different shareholder constituencies and separate stock exchange listings NV and PLC have the same directors, adopt the same accounting principles and pay dividends to their respective shareholders on an equalised basis

Existing Unilever Structure - overview PLC PLC Subs NV Shareholders NV NV Subs Jointly Owned Subs PLC Shareholders

What is Simplification? Simplification of the Unilever Group structure is the process of collapsing the dual-headed (PLC and NV) holding company structure and bringing the group under a single new listed holding company, New NV, with a single class of ordinary shares. This will be achieved by means of: The UK Scheme: a UK scheme of arrangement whereby PLC will become a wholly owned subsidiary of New NV; and The Dutch Merger: a Dutch triangular legal merger whereby NV is merged in to New BV Sub, a wholly owned subsidiary of New NV, upon which NV ceases to exist As a result of simplification of the Unilever Group structure: PLC and NV Shareholders and ADR and NYRS holders will become shareholders of New NV New NV will own 100% of PLC and 100% of New BV Sub (the successor to, and holder of all the assets and liabilities of, NV) NV Shares will be delisted from Euronext in Amsterdam, and NV NYRS will be delisted from the NYSE PLC Shares will be delisted from the LSE, and PLC ADRs will be delisted from the NYSE New NV Shares will be listed on Euronext in Amsterdam and the LSE; New NV US securities will be listed on the NYSE Anticipated timing is before year-end 2018

Post-Simplification Structure - overview Admitted to: (i) listing and trading on Euronext (Amsterdam); (ii) the premium listing segment of the Official List and trading on the Main Market (UK); and (iii) trading on the NYSE (US) NV Subs New NV Shares PLC New BV Sub New NV PLC Subs Jointly Owned Subs

UK Scheme of Arrangement

UK Scheme: What is it? The UK Scheme is a statutory procedure under the UK Companies Act between PLC and its shareholders Pursuant to the UK Scheme, PLC will become a wholly owned subsidiary of New NV and PLC Shareholders and PLC ADR Holders will become New NV Ordinary Shareholders and holders of New NV US securities respectively To become effective, the UK Scheme requires: the approval of a majority in number of PLC Shareholders who are present and vote (either in person or by proxy) at the PLC Court Meeting representing not less than 75 per cent. in value of the PLC Shares voted by such members; and the sanction of the UK Court The UK Scheme will be binding on all PLC Shareholders

Dutch Merger

Dutch Merger: What is it? The Dutch Merger is a Dutch statutory triangular merger of NV, New NV and New BV Sub As a result of the Dutch Merger, NV will cease to exist and New BV Sub will continue as the surviving company, and NV Shareholders will be allotted New NV Shares The Dutch Merger will be effected through the execution of a Dutch notarial deed of merger in respect of and between NV, New NV and New BV Sub. NV Shareholders will be asked to vote in favour of the Dutch Merger at the NV Extraordinary General Meeting. The resolution requires a simple majority, provided that at least 50% of NV Shareholders are represented at the EGM (if less than 50% is represented, a majority of two-thirds of votes cast is required)

Listings

Listing Overview EU Prospectus Form F-4

UK Listing Overview Application will be made for admission of the New NV Ordinary Shares to the premium listing segment of the Official List of the United Kingdom Listing Authority (“UKLA”) and to trading on the Main Market of the London Stock Exchange (“UK Admission”) The New NV shares will be denominated in Euros Under the EU Prospectus Directive, a company must produce a prospectus when it is making an application for admission to trading of transferable securities on a regulated market in the UK (which includes the Main Market of the London Stock Exchange) The EU Prospectus will be “passported” into the UK once it has been approved by the AFM. No separate public document will be required for the purposes of UK Admission and the EU Prospectus will not need to be approved by the UKLA The UKLA may review drafts of the EU Prospectus when considering eligibility of New NV for the purposes of admission to the Official List

Ratings

Ratings overview Simplification of the Unilever Group structure is neutral from a credit rating perspective New NV and New BV will be included in the group of companies supporting the Debt Issuance Structure Ratings agencies requested to confirm Unilever’s current rating on this basis